UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FOMO CORP.

(Name of Issuer)

Series A Preferred / Series B Preferred

(Title of Class of Securities)

90214L106

(CUSIP Number)

1 E Erie St, Ste 525 Unit #2250, Chicago, IL 60611

(630) 286-9560

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90214L106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dilip Limaye
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000 Series A Preferred, 525,000 Series B Preferred
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 500,000 Series A Preferred, 525,000 Series B Preferred
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 Series A Preferred, 525,000 Series B Preferred
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% / 7.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 90214L106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to Series B Preferred shares of FOMO CORP. The address of the principal executive office of FOMO CORP. is 1 E Erie St, Ste 525 Unit #2250, Chicago, IL 60611. Its phone number is (630) 286-9560 and its website is www.fomoworldwide.com.

Item 2. Identity and Background.

This Schedule 13D is filed by Dilip Limaye, Managing Member of Online Energy Manager, LLC (“OEM”), previously an investor in Independence LED, LLC (“ILED”), a technology Company 100%-owned by Charles Szoradi, CEO of Purge Virus, LLC (“PV”), a 100%-owned subsidiary of FOMO CORP. Dilip Limaye is also an investor in Energy Intelligence Center, LLC (“EIC”), whose sole member if Charlie Szoradi.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On August 20, 2020, FOMO CORP. entered into a Letter of Intent (“LOI”) between the Company and Charles Szoradi pursuant to which FOMO CORP. agreed to purchase, subject to the terms and conditions set forth therein, 100% of the Member Interests of Purge Virus, LLC from Charles Szoradi for a total purchase price of two million (2,000,000) Series B Preferred shares of FOMO CORP. A non-refundable deposit of 160,851 Series B Preferred shares was made to Szoradi on September 3, 2020. The Company and Szoradi executed a Definitive Purchase Agreement (the “Purchase Agreement”) for the transaction on September 29, 2020 and closed the transaction on October 19, 2020. On that date, FOMO CORP. issued Szoradi the balance of 1,839,149 Series B Preferred shares due as per the Purchase Agreement. On December 21, 2020, Dilip Limaye exercised his rights under the provisions of a Note for a May 15, 2019 loan to ILED and demanded payment of $500,000 cash from ILED and Szoradi. To resolve all differences and lay the foundation for a potential future partnership between ILED, OEM, PV and FOMO CORP., Szoradi purchased the Note from Limaye for consideration of 450,000 Series B Preferred shares on December 21, 2020.

As announced in a definitive agreement on Mach 6, 2021 between FOMO CORP. and Energy Intelligence Center, LLC (“EIC”) and under a settlement agreement between EIC and OEM (above), OEM was issued 75,000 Series B Preferred Shares of FOMO.

Mr. Limaye for investment purposes owns 500,000 Series A Preferred Shares of FOMO which is 9.1% of the Series A Preferred Class.

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

500,000 Series A Preferred shares, representing 9.1% of the class.

525,000 Series B Preferred shares, representing 7.0% of the class.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

Limaye – Independence LED, LLC Loan Settlement Agreement – December 21, 2020*

FOMO CORP. EIC Asset Purchase – March 6, 2021

*Incorporated by reference for Form 13D filed December 31, 2020.

CUSIP No. 90214L106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dilip Limaye